Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

Integrated Media Technology Limited Announces the completion of the development of its NFT Trading Platform "Ouction"

Sydney January 18, 2022, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today the completion of the development of its online digital assets trading platform "Ouction".

Ouction platform is an interactive experiencing solution designed with dynamic image cryptographic verification technology which will serve as a bridge for O2O (Online to Offline) transaction. This will enable the "Ouction" platform to not only verify virtual (digtial) asset transactions, but also provide encryption and Blockchain notarized digital certificates of physical assets for a fairer and more credible platform trading experience to e-commerce companies and their users. The website www.ouction.io is available now for registration and trading in digital assets.

Eric Zhang, Ouction's CTO stated, "The number of digital assets listed on the platform is limited at the moment, but we expect this will increase as we promote and market our Ouction NFT platform in Asia and North America. NFT or Non Fungible Token faciliates moving assets from the real world to the digital/virtual world."

"This is an exciting time. The market for non-fungible tokens in 2021 has surged to new highs as popularity and adoption of NFTs and cryptocurrency continues to grow. NFT sales had a breakthrough year with a sales volume estimated over $40 Billion in 2021 as reported by Bloomberg," stated Mr. Kim Chan, the CEO of Ouction. He futher added "Everyday, news on the the development of the metaverse and how it will reshape the way we interact with each other in the real and virtual world. The use of NFT, blockchain technologies and smart contracts is the cornerstone of bringing/creating digital assets from the real world to the virtual world. Ouction's marketplace plans to be a niche market in art, historical articfacts, photos and videos."

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia